Sun Jin Moon
                                                      Vice President and Counsel
                                                                    212.314.2120
                                                               Fax: 212.314.3953

                                   September 3, 2008



Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

         RE:   AXA Equitable Life Insurance Company
               Separate Account FP
               Survivorship Incentive Life Legacy Post-Effective Amendment No. 9 File No. 333-103202 (the "Amendment")

Dear Mr. Oh:

         On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Amendment. We set forth below each of those specific comments and then provide our response. The page numbers refer to the courtesy copy that we provided to the staff. This letter responds to follow-up comments and supplements our letter of August 14, 2008 responding to other staff comments.

PROSPECTUS

COMMENT 3.  COVER PAGE.

         On the front cover page, please consider clarifying whether the policy is a "group" and/or "individual" policy in the opening paragraph. Item 1(a)(3).

         Please also disclose in the second to last paragraph on the front cover page that death benefits may be subject to estate taxes.

RESPONSE 3.

         We've added disclosure clarifying that this is an individual policy

         We've added the following cross-reference to the cover page:


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Sonny Oh, Esq.
September 3, 2008
Page 2

         For more information about possible estate tax consequences associated with the death benefits, please see "Estate, gift, and generation-skipping taxes" in the Tax information section later in this prospectus.

COMMENT 4.  INDEX OF KEY WORDS AND PHRASES (PAGE 3)

         Please be sure to account for any changes in any of the key words or phrases used in the prospectus, e.g., "policy account value" and "net policy account value," in section 1, and make any changes and/or deletions consistently throughout the prospectus (e.g., use of "account value" in the discussion under "Your policy's `death benefit' options" on page 4).

RESPONSE 4.

         We have made changes to ensure consistency throughout the prospectus of the use of key words and phrases.

COMMENT 5.  RISK/BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS (PAGE 1)

COMMENT 5A.

         Please provide disclosure regarding any limitations on the class or classes of purchasers to whom the policy is offered. Item 6(e).

RESPONSE 5A.

         We currently disclose that the policy is a second to die policy and on page i that the insured persons generally jointly own the policy. We also discuss insurable interest implications throughout the prospectus. There are no other material limitations on the class or classes or purchasers.

COMMENT 5B.

         For clarity, in the second to last sentence of the first paragraph under "You can guarantee that your policy will not terminate before a certain date" on page 2, please disclose the expected guarantee period range and corresponding insured's age.

RESPONSE 5B.

         We have added the following disclosure:

Under the No Lapse Guarantee provision, the policy is guaranteed not to lapse during a no lapse guarantee period of 20 years for issue ages 20-55 of the younger insured, the number of years to attained age 75 for issue ages 56-69 of the younger insured, and 5 years for issue ages 70 and over of the younger insured.


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Sonny Oh, Esq.
September 3, 2008
Page 3

COMMENT 5D.

         Please reconcile the second bullet point under "Risk of investing in a policy" on page 5 with the bullet points under "Policy `lapse' and termination" on page 1.

RESPONSE 5D.

         We have added the following disclosure at the end of the second bullet point on page 5 to reconcile the disclosures:

if one of our available guarantees against termination or the "paid up" death benefit guarantee is not in effect.

COMMENT 5E.

         Please confirm that the summary section of the prospectus does not exceed five pages in length; otherwise, the fee tables should precede this section. General Instruction C.3.(a).

         RESPONSE 5E.

         We confirm that the summary section of the prospectus will not exceed five pages.

COMMENT 7.

         At the end of the "Portfolios of the Trust" table on page 19, please conspicuously disclose how investors may obtain a prospectus and, if available, a fund profile, containing more complete information on each Portfolio, Item 4(d).

RESPONSE 7.

         The contract prospectus will be printed in booklet that will also include the prospectuses for the available portfolios. We have revised the disclosure to include the following sentence: "The prospectuses for the Portfolios, which are attached to this prospectus, should be read carefully before investing."

COMMENT 8.

         Please confirm that the Legal Proceedings section (page 49) has been updated.

Sonny Oh, Esq.
September 3, 2008
Page 4

RESPONSE 8.

         We confirm that the Legal Proceedings section is current.

         In our discussions relating to the August 14, 2008 response letter, you requested additional detail regarding the following statement in the fee table:
"The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases)." The quoted disclosure is included in the prospectus for the current version of the Survivorship Incentive Life '02 contract. Therefore, this disclosure, including the disclosure relating to the loan interest rate spread, is not new disclosure. We note that the loan interest spread does not impact any of the hypothetical illustrations in the prospectus, because none of those illustrations include loans. The Form N-6 instructions relating to illustrations were designed by the SEC for the prospectus illustrations and were not designed to set standards for personalized illustrations. See Rel. No. 33-8088 (April
2002) (adopting Form N-6). The Company's illustrations include specific disclosure stating the loan interest rates and loan interest rate spread used in the illustrations, and the form of illustrations have been filed with FINRA as required. Finally, we note that loan interest rates (both credited and charged rates) can vary, and therefore illustrations may be impacted not only by the spread but by the actual loan interest rate amounts. Therefore, some assumptions are required for loan interest rates that are different than more traditional charges, such as administrative charges or cost of insurance charges.

         Pursuant to other follow-up comments made by the staff, we've incorporated appropriate changes to the prospectus including moving the above referenced statement into a footnote and specifically applying the footnote regarding individual characteristics and charges only to the applicable charges.

                                    * * * * *

         The amendment filing will be accompanied by the requested Tandy representations.

         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Amendment.

                                           Sincerely,

                                           /s/ Sun Jin Moon
                                           -------------------
                                           Sun Jin Moon



cc: Christopher Palmer, Esq.